GROUP

RECEIVED

2008 SEP 12 A 10:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08004887

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 08 September 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
SEP 16 2008
THOMSON REUTERS

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing   Stefanie Weyrich

Enclosures

05 September 2008 Shareholding Disclosures

9/15

Hypo Real Estate
GROUP

RECEIVED
2008 SEP 12 A 10:01

Shareholding Disclosures

05.09.2008 - Correction of the publication of 23 April 2008

Correction of the publication of 23 April 2008

Revocation of a notification of voting rights in our name and on our behalf (Barclays Global Investors UK Holding Ltd)

Barclays Global Investors UK Holdings Ltd, London, England, hereby revokes its notification of voting rights dated 22 April 2008 and its correction dated 23 April 2008 regarding Hypo Real Estate Holding AG, Unsöldstraße 2, 80538 Munich, made public on 23 April 2008 as at the time stated in the notification, no threshold had been reached and thus no obligation of notification existed.

This notification is based on the fact that Barclays Global Investors UK Holdings Ltd fulfills the requirements of § 32 para. 2 through 4 InvG, § 22 para. 3a WpHG, § 29a para. 3 WpHG.

Hypo Real Estate
HOLDING

END